EXHIBIT 21.1



                        SUBSIDIARIES OF THE REGISTRANT



     Certain of Phosphate Resource Partners Limited Partnership's subsidiaries are listed below. These subsidiaries are all included in the Company's consolidated financial statements, and collectively, together with Phosphate Resource Partners Limited Partnership, account for more than 90 percent of consolidated net sales, earnings (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principal, and total assets.

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

                                   State of            Name Under Which
                                 Organization          It Does Business
                                 ------------          ----------------
Agrico Chemical Company            Delaware                  Same
IMC-Agrico Company                 Delaware                  Same
IMC-Agrico MP, Inc.                Delaware                  Same
Exploration Program LLC            Delaware                  Same

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